⚠️ 98% Progress ⚠️ Our #1 artist for record price growth Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me ▾

Hi Sam,

Flagging our latest offering from Nicolas Party for you, since it's already at 98% progress.

You don't want to miss out on Party—he has the highest record price growth rate of any artist on our platform at 211% ('16-'23, record price of $5.5M), and this offering has the highest similar sales appreciation rate of any currently available with 69.9% ('19-'23).

The numbers speak for themselves but see for yourself here before it's gone. View the offering circular below.

P.S. Party also just created a custom pool mosaic for the swanky billionaire getaway Le Sirenuse in Italy—check it out below!



Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281